L'ORÉAL

04010874

L'OREAL
International Financial Information Department

04 MAR 29 AM 7:21

24th March, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information (Typographical correction) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: Shareholders' Meetings

Very truly yours,

The International Financial
Information Director

François ARCHAMBAULT

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

L'ORÉAL

NEWS RELEASE

Clichy, Wednesday, March 24th 2004 – 6:00 p.m.

Shareholders' Meetings

The Board of Directors of L'Oréal met on Wednesday, March 24th 2004 under the chairmanship of Mr Lindsay OWEN-JONES, and decided on the resolutions to be submitted to the Shareholders' Meetings acting in its Special, Extraordinary and Ordinary capacities.

The Shareholders' Meeting acting in its Special capacity will decide on the abolition of double voting rights.

The Shareholders' Meeting acting in its Extraordinary capacity will be requested to approve the merger and absorption of Gesparal by L'Oréal.

The AGM acting in its Ordinary capacity will decide on the renewal of the term of office as director of Mr Rainer E. GUT.

Furthermore, Mr Olivier LECERF has asked to end his term of office as director. The Board expressed its warm thanks to Mr LECERF for the quality of his work.

Finally, the Board will propose to the AGM the election of Mr Bernard KASRIEL as director.

The information and notices to attend the Shareholders' Meetings, together with the other documents required for these Meetings, will shortly be published or sent to Shareholders.

News release

Contacts at L'ORÉAL

Shareholders
and Market Authorities
Mr François ARCHAMBAULT
☎: (+33) 1.47.56.83.45
http://www.loreal-finance.com

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎: (+33) 1.47.56.86.82
Fax: (+33) 1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎: (+33) 1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, or the Internet site for shareholders and investors, http://www.loreal-finance.com (or its mobile version on your PDA, loreal-finance.com mobile edition). Alternatively, call: (+ 33) 1.58.13.51.36.